NATIXIS ETF TRUST

399 Boylston Street

Boston, Massachusetts 02116

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

October 20, 2016

Via EDGAR

Trace Rakestraw, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natixis ETF Trust

Registration Statement on Form N-1A filed on March 14, 2016 (Acc. No. 0001193125-16-502791)

(File Numbers: 811-23146 and 333-210156)

Request for Acceleration

Dear Mr. Rakestraw:

On behalf of Natixis ETF Trust and its principal underwriter, ALPS Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 1, filed on October 20, 2016 (Accession number 0001193125-16-742324), be accelerated to Friday, October 21, 2016, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration. Please contact John DelPrete at (617) 449-2818 if you have any questions or need further information.

/s/ Russell Kane	/s/ Steven B. Price
Russell Kane	Steven B. Price
Secretary	Senior Vice President and Director of
Natixis ETF Trust	Distribution Services
ALPS Distributors, Inc.

cc: John DelPrete